Exhibit 99.1

Safe-T Reports Financial Results for the First Quarter of 2019

The Company also Announced the Closing of NetNut Ltd. Acquisition

HERZLIYA, Israel, June 13, 2019 - Safe- T® Group Ltd. (NASDAQ, TASE: SFET), a provider of software-defined access solutions for the hybrid cloud, today announced its financial results for the three-month period ended March 31, 2019.

Safe-T reported that during the three-month period ended March 31, 2019, revenues totaled $427,000, a decrease of 7% compared to $458,000 in the three-month period ended March 31, 2018.

Non-IFRS order backlog of customers that have not yet been charged totaled $485,000 as of March 31, 2019, an increase of 28% compared to $379,000 as of March 31, 2018. Backlog amounts include contingent bookings. The Company’s cash position at the end of the quarter was $1,950,000.

Non-IFRS customer net bookings totaled $207,000 with no contingent bookings as of March 31, 2019, a decrease of approximately 35% compared to $320,000 net bookings as of March 31, 2018 (including contingent bookings of $14,000)1.

Safe-T also announced the completion of its acquisition of NetNut Ltd., an Israeli-based company focused on business proxy network solutions. The quarterly results presented herein do not include consolidation of NetNut’s financials, which will be reflected in the Company’s future consolidated financial results2.

NetNut has shown significant growth in revenues from $0.8 million in 2017 to $2.2 million in 2018, has no debts or long-term liabilities, and practices efficient operational expenses management.

Safe-T purchased the entire share capital of NetNut from its shareholders, as well as the assets required for NetNut’s ongoing operations from its parent corporation, DiViNetworks Ltd., in consideration of $9.7 million, which was paid in a combination of cash ($5.82 million) and equity ($3.88 million representing 69,461,737 Safe-T ordinary shares (approximately 1,736,543 American Depository Shares – ADSs)). The consideration may be increased by an additional earn-out payment of up to $5 million in 2020, subject to the volume of NetNut’s 2019 revenues. SAF Capital Group, LLC (d/b/a 85 Advisors) acted as an advisor in connection with the acquisition.

To finance the acquisition of NetNut, Safe-T obtained a $6 million convertible loan from two institutional investors. The loan is for a term of 18 months, will bear interest at 8% per annum, and is convertible into 3,636,364 ADSs representing 145,454,600 of Safe-T’s ordinary shares at a conversion price of $1.65 per ADSs, subject to adjustment. Also, Safe-T issued to the investors warrants to purchase up to 2,926,829 ADSs at an exercise price of $2.3575 per ADS, subject to adjustment.

NetNut provides expertise in the fast-growing market of cloud services, and is offering an exclusive, wholly-owned global proxy network technology used by both cyber and web intelligence companies. As a residential IP proxy network service provider, NetNut enables multiple business use cases, such as online ad verification, retail price and inventory comparisons, content/application quality assurance (QA), network security penetration and load testing of websites/applications as well as other large-scale data mining and analysis. NetNut complements Safe-T’s current services and has the potential to introduce opportunities in new markets and industries while increasing revenue and cash flow.

[1]	According to the Company’s revenue recognition policy, the period from the receipt of an order to the date of partial recognition can be one to four quarters. In addition, the maintenance services provided for most customers are recognized on a proportionate basis over the engagement period of up to five years.

[2]	The NetNut financials will be reflected in the Company’s financial results from the second quarter of 2019 in proportion to the closing date of the acquisition, and fully from the third quarter of 2019 onwards.

Shachar Daniel, Safe-T’s CEO, commented, “We did not fully meet our expectations in terms of results and market sentiments, but we did not stand still – the past few months have included many changes in the Company, restructuring it better, and building a solid foundation for our future evolution. As part of this strategy, we decided to cut non-core operations and those that were marginal in their future support of shareholder value, and focus on organic growth, leveraging on our unique technology, as well as through acquisitions. To this end, we are excited to announce the closing of the acquisition of NetNut. The acquisition is aimed to allow Safe-T to offer a cloud-based Software Defined Access service by combining our Software Defined Perimeter (SDP) technology with NetNut’s globally-located independent cloud-based service. With the ability to use an anonymous IP address, Safe-T’s customers will be able to further enhance security and control of incoming access to internal services and outgoing web browsing. This is a significant step for Safe-T and we expect the combination of the product offerings to yield in sales growth and global presence, thus providing shareholder value in the long term.”

Recently, Safe-T was included in Gartner’s April 2019 Market Guide for Zero Trust Network Access, identifying Safe-T as a Representative Vendor for a stand-alone ZTNA offering (the SDP solution). According to Gartner, “The old security mindset of ‘inside means trusted’ and ‘outside means untrusted’ is broken in the world of digital business, which requires anywhere, anytime, any device access to services that may not be located ‘inside’ an on-premises data center.”

First Quarter 2019 Financial Results

●	Total revenues amounted to $427,000 (Q1 2018: $458,000). The main reduction is in the APAC region, and in a lesser amount in North America, while the Company increased revenues in Israel and Europe.

●	Non-IFRS total net bookings totaled $207,000 including no contingent bookings (Q1 2018: $320,000 with $14,000 contingent bookings).

●	Cost of revenues totaled $177,000 (Q1 2018: $223,000). The decrease is mainly due to streamlining of support and post sales teams.

●	Research and development (R&D) expenses were $814,000 (Q1 2018: $487,000). The increase was mainly attributed to enhanced investment in R&D staff, as well as an increase in subcontractors’ costs.

●	Sales and marketing expenses totaled $898,000 (Q1 2018: $1,593,000). The decrease was primarily attributed to reduction of overall professional and marketing costs.

●	General and administrative expenses totaled $672,000 (Q1 2018: $484,000). The increase is a result of higher professional services costs due to the Company’s Nasdaq dual listing and costs associated with the closing of the NetNut acquisition, as well as its financing.

●	IFRS net loss totaled $2,284,000, or $0.02 basic loss per ordinary share (Q1 2018: $1,604,000, or $0.08 basic loss per ordinary share).

●	Non-IFRS net loss was $1,782,000, or $ 0.02 basic loss per ordinary share (Q1 2018: $2,092,000, or $0.10 basic loss per ordinary share).

The following table presents the reconciled effect of the non-cash expenses/income on the Company’s net loss for the first quarters of 2019 and 2018, respectively:

	First quarter ended March 31,
	2019	2018
	In thousands of USD
Net loss for the period	2,284	1,604
Amortization of intangible assets	75	63
Share-based payment	254	196
Finance liabilities at fair value	173	(743)
Total adjustment	502	(484)
Non-IFRS net loss	1,782	2,088

Balance Sheet Highlights

●	As of March 31, 2019, cash and cash equivalents totaled $1,950,000, compared to $3,717,000 on December 31, 2018. The decrease in cash and cash equivalents is attributed to net loss during the first quarter of 2019.

●	As of March 31, 2019, shareholders’ equity totaled $2,582,000, compared to $3,710,000 on December 31, 2018.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, the Company’s earnings release contains non-IFRS financial measures of net loss for the period that excludes the effect of share-based compensation expenses, amortization of intangible assets, the revaluation of other investments and revaluation of derivative warrant and anti-dilution liability. The earnings release also contains non-IFRS financial measures for bookings and backlog orders. Bookings are a non-IFRS financial metric that we define as customers purchase orders over a defined period. We consider bookings to be a useful metric for management and investors because bookings drive future revenue, which is an important indicator of the health and viability of our business. Net bookings are non-IFRS financial measures that we use internally to analyze binding and non-revocable bookings over a reported period. Backlog orders is a non-IFRS financial metric that we define as an aggregate amount of net bookings that weren’t invoiced as of the day of measurement. This measure is different from the unfilled performance obligations reflected in the consolidated financial statements under “Contract Liabilities” item in the balance sheets, which are calculated on net bookings which were already invoiced. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating business internally, and as such deemed it important to provide all this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliation of these non-IFRS information to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe- T® Group Ltd.

Safe-T Group Ltd. (NASDAQ, TASE: SFET), is a provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

About NetNut Ltd.

NetNut Ltd. is a provider of secure business proxy network, enabling to route any HTTP/S requests through residential IPs. Based on the company proprietary routing technology and partnerships with ISPs globally, NetNut’s architecture is unique in its ability to provide residential IPs with one hop connectivity to the target site thus providing smooth and efficient traffic flow, with high speeds and low latency. With its exclusively controlled worldwide network, NetNut offers interruptions-free service with low fail rate, unlimited concurrent connections, instant scaling and simple integration. NetNut’s residential IP proxy network services enable multiple business use cases, such as online ad verification, retail price and inventory comparisons, content/application quality assurance (QA), network security penetration and load testing of websites/applications and other large-scale data mining and analysis

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the potential of its and NetNut’s products, that NetNut complements Safe-T’s current services and has the potential to introduce opportunities in new markets and industries while increasing revenue and cash flow, that Safe-T’s customers will be able to further enhance security and control, and that combination of the companies and the product offerings is expected to yield in sales growth and global presence, thus providing shareholder value in the long term. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 25, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

CONTACT INVESTOR RELATIONS:
Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	March 31,		December 31,
	2019	2018	2018
	(Unaudited)		(Audited)

Assets
Cash and cash equivalents	1,950	1,609	3,717
Restricted deposits	105	97	104
Trade receivables	893	852	854
Other receivables	219	199	231
Total current assets	3,167	2,757	4,906

Property plant and equipment, net	128	176	143
Deferred issuance expenses	-	132	-
Right of use assets	145	-	-
Goodwill	523	523	523
Intangible assets	722	703	796
Total non-current assets	1,518	1,534	1,462
Total assets	4,685	4,291	6,368

Liabilities
Trade payables	111	195	103
Other payables	1,003	1,013	951
Contract liability	507	777	495
Short-term lease liabilities	94	-	-
Liability in respect of the Israeli Innovation Authority	27	71	49
Total current liabilities	1,742	2,056	1,598

Contract liability	225	234	249
Long-term lease liabilities	48	-	-
Liability in respect of anti-dilution feature	-	181	-
Derivative financial instruments	-	3	729
Liability in respect of the Israeli Innovation Authority	88	-	82
Total non-current liabilities	361	418	1,060
Total liabilities	2,103	2,474	2,658

Equity
Share Capital	-	-	-
Share premium	42,634	29,240	41,594
Other capital reserve	11,921	12,117	11,805
Accumulated loss	(51,973)	(39,540)	(49,689)
Total equity	2,582	1,817	3,710
Total liabilities and equity	4,685	4,291	6,368

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Three-Month Period Ended March 31,		For the Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited)		(Audited)

Revenues	427	458	1,466	1,096

Cost of revenues	177	223	791	583

Gross profit	250	235	675	513

Research and development expenses, net	814	487	2,414	1,608

Sales and marketing expenses	898	1,593	5,542	4,051

General and administrative expenses	672	484	1,925	2,150

Operating loss	(2,134)	(2,329)	(9,206)	(7,296)

Finance income (expense), net	(150)	725	(2,541)	1,984

Net loss	(2,284)	(1,604)	(11,747)	(5,312)

Basic loss per share	(0.02)	(0.08)	(0.33)	(0.29)

Diluted loss per share	(0.02)	(0.10)	(0.35)	(0.29)